UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No.  )*


                      Super Vision International, Inc.
                      ---------------------------------
                              (Name of Issuer)

                    Class A Common Stock, $.001 par value
                    -------------------------------------
                       (Title of Class of Securities)

                                 868042 10 2
                                 -----------
                               (CUSIP Number)

        Howard Kailes, Esq., Krugman, Chapnick & Grimshaw
      Park 80 West - Plaza Two, Saddle Brook, New Jersey 07663
                           (201) 845-3434
         ----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

                             September 25, 1996
                             ------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                              -------
Check the following box if a fee is being paid with the statement.
  X
-------
     (A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   868042 10 2


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hayward Industries, Inc.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                   -----
                                                                (b)
                                                                   -----
     Not applicable

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      BK

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         -----

      Not applicable
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      New Jersey

7     SOLE VOTING POWER

      249,480

8     SHARED VOTING POWER

      -0-

9     SOLE DISPOSITIVE POWER

      249,480

10    SHARED DISPOSITIVE POWER

      -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      249,480

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

      see footnote 1

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)

      14.8% (see footnote 2)

14    TYPE OF REPORTING PERSON*

      CO

(1) Excludes: (x) up to 249,480 shares issuable upon exercise of warrants, subject to satisfaction of certain contingencies set forth in a distributorship agreement with the issuer; (y) up to 522,000 shares issuable upon exercise of warrants, subject to exercise of the issuer's other outstanding rights to purchase stock; and (z) up to 289,187 shares issuable upon exercise of an option granted by the issuer's principal stockholder, subject to release of certain shares held in escrow with the issuer.

(2) Based upon an aggregate of 1,680,946 shares of class A common stock, $.001 pr value, outstanding.

Item 1.     Security and Issuer.

      The securities to which this statement relates are shares of the class A common stock, $.001 par value ("Class A Common Stock"), of the Corporation. The principal executive offices of the Corporation are located at 2442 Viscount Row, Orlando, Florida
32809.

Item 2.     Identity and Background.

      This statement is filed by Hayward Industries, Inc., a New Jersey corporation, which is engaged, through its subsidiaries, in the manufacture, development, design and marketing of pool products, industrial strainers and other related products. The principal business and offices of Hayward are located at 900 Fairmount Avenue, Elizabeth, New Jersey 07207. The controlling person of Hayward is Oscar Davis. The name, citizenship, business or residence address and principal occupation of each executive officer and director of Hayward, including Mr. Davis, are set forth in Annex 1 attached hereto, which information is incorporated herein by reference.

      During the last five years neither Hayward nor, to the best of the knowledge of Hayward, any executive officer or director of Hayward (including Mr. Davis), has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which he was or is subject to a judgment decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Effective September 25, 1996, Hayward entered into and contemporaneously closed under a Stock Purchase Agreement with the Corporation dated such date (the "Purchase Agreement"), pursuant to which: (i) Hayward acquired 249,480 shares (the "Shares") of Class A Common Stock, for a purchase price of $2,000,000 (the "Closing Payment"); (ii) the Corporation issued to Hayward ten-year warrants (the "Initial Warrants") to purchase up to 249,480 shares of Class A Common Stock, exercisable at a price per share of $8.02, subject to satisfaction of certain contingencies hereinafter described;
(iii) the Corporation issued to Hayward additional warrants (the "Protective Warrants"), expiring May 15, 1999, to purchase up to 522,000 shares of Class A Common Stock, subject to exercise of the Corporation's other outstanding rights to purchase stock as hereinafter described; and (iv) the Corporation extended to Hayward Pool Products, Inc. ("HPPI"), a wholly-owned subsidiary of Hayward, a Distributorship Agreement dated September 25, 1996 (the "Distributorship Agreement"), whereunder it appointed HPPI as its exclusive, worldwide distributor for the marketing, sale and distribution of its products in the pool, spa and hot tub market. Hayward obtained the amount of the Closing Payment from its loan facility provided by The Chase Manhattan Bank and The Bank of New York.

      Upon delivery of the Purchase Agreement and effective at Closing, Brett Kingstone, the principal stockholder of the Corporation, entered into an option agreement dated September 25, 1996 (the "Option Agreement") with Hayward pursuant to which, in each event of the release to Mr. Kingstone of any of the 2,891,870 shares of class B common stock, $.001 par value ("Class B Common Stock"), of the Corporation owned by Mr. Kingstone and held in escrow by the Corporation through April 15, 1999 pursuant to the Escrow Agreement dated as of January 21, 1994 among the Corporation, American Stock Transfer & Trust Company and Mr. Kingstone (and other stockholders of the Corporation), as amended, Hayward has an option, in each case within 45 days, to purchase up to ten percent of the shares so released. Under paragraph (d) of Article Fourth of the Corporation's certificate of incorporation, upon transfer shares of Class B Common Stock are automatically converted into shares of Class A Common Stock.

Item 4.     Purpose of the Transaction.

      Hayward acquired the Shares, the Initial Warrants, the Protective Warrants and its other rights under the Option Agreement and the Purchase Agreement contemporaneously with the grant to HPPI of its exclusive rights under the Distributorship Agreement. Under the Purchase Agreement, Hayward has the right to designate one member of the Board of Directors of the Corporation, and under the Option Agreement Mr. Kingstone has committed to vote his shares for the election of such party. Pursuant to such arrangements, Hayward has designated Anthony Castor, its President, for election to the Corporation's Board of Directors.

      Subject to the foregoing, Hayward intends to hold the securities of the Corporation it has acquired as an investment in the performance of the Corporation, seeking appreciation thereof through the efforts of current management of the Corporation. Hayward intends to continue to review its investment in the Corporation, and may in the future change its present course of action with a view toward influencing the goals or operations of the Corporation, and may acquire additional shares of Class A Common Stock pursuant to the Initial Warrants, the Protective Warrants, the Option Agreement, its other rights under the Purchase Agreement, or in open market transactions or otherwise. On the other hand, Hayward may determine to dispose of all or a portion of the Class A Common Stock which it may acquire. As more fully described under Item 6, pursuant to a registration rights agreement extended by the Corporation at Closing, the Corporation has committed to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering certain securities held by Hayward. In reaching any conclusions as to the foregoing, Hayward will take into account various factors, including the Corporation's business and prospects, general economic conditions and money and stock market conditions.

      Except as stated in response to this Item 4, Hayward does not have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (f) of Item 4 of
Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      (a) As of October 3, 1996, Hayward beneficially owned, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, 249,480 shares of Class A Common Stock, constituting, to the best of the knowledge of Hayward, 14.8% of the issued and outstanding shares of Class A Common Stock. Such shares excludes shares issuable upon exercise by Hayward of any rights under the Initial Warrants, the Protective Warrants, the Option Agreement or its other rights under the Purchase Agreement.

      As disclosed by such persons to Hayward, none of the executive officers or directors of Hayward set fourth on Annex 1 (including
Oscar Davis) beneficially own any shares of Class A Common Stock.

      (b) All of the Shares are held by Hayward with sole power to vote and to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof.

      (c) Effective September 25, 1996, in a privately negotiated transaction, Hayward entered into the Purchase Agreement with the Corporation, under which the Corporation issued the Shares, the Initial Warrants and the Protective Warrants to Hayward, and Mr. Kingstone entered into the Option Agreement with Hayward. The terms of such arrangements are more fully described under Items 3, 4 and 6 herein, which information is incorporated herein by reference.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the issuer.

      As described under Item 4, pursuant to the Purchase Agreement Hayward has the right to designate one member of the Corporation's Board of Directors, and, under the Option Agreement, Mr. Kingstone has committed to vote his shares for the election of such party to the Corporation's Board of Directors.

      Under the Purchase Agreement, in addition to Hayward's rights to acquire additional shares under the Initial Warrants, the Protective Warrants and the Option Agreement, the Corporation has agreed that, in the event prior to September 25, 2006 it issues any shares of Class A Common Stock to parties other than Hayward (except in specified exempted transactions, which extend to shares issued upon exercise of outstanding rights to purchase stock), and subsequent to such transaction the percentage of the Class A Common Stock represented by the Shares would be below 10% (as such percentage may be reduced pursuant to the Purchase Agreement), Hayward will have the right to acquire up to a number of shares of Class A Common Stock calculated pursuant to the Purchase Agreement, at a price per share equal to the lesser of the Market Price (as hereinafter described) or the price offered in the new transaction.

      Under the Purchase Agreement, the Corporation has also granted to Hayward a right-of-first refusal to acquire any securities proposed to be sold by the Corporation to companies engaged in the production, sale, marketing and distribution of products competitive with those of Hayward in the pool, spa and hot tub markets. Under the Option Agreement, Mr. Kingstone has extended a similar right to Hayward.

      The Initial Warrants, by their terms, are not exercisable prior to the later of the first anniversary of the Closing and the satisfaction by HPPI of its first minimum purchase commitment set forth under the Distributorship Agreement, and further, provided that Hayward shall not be entitled to exercise in excess of, 20%, 40%, 60% or 80% of the Initial Warrants prior to the later of, respectively, the second, third, fourth or fifth anniversaries of Closing and the satisfaction by HPPI of, respectively, its second, third, fourth or fifth minimum purchase commitments set forth under the Distributorship Agreement. The Initial Warrants are subject to customary anti-dilution protection.

      The Protective Warrants will be exercisable from time to time during the period through the date which falls 45 days after the later of (x) the date of expiration of the last to expire of any warrant, option or other right (collectively, the "Eligible Warrants") to acquire any shares of Class A Common Stock from the Corporation, or any securities convertible into or exchangeable for Class A Common Stock, outstanding at Closing or issuable directly or indirectly pursuant to warrants, options or other rights outstanding at Closing (subject to exception), or (y) the issuance of the last share of Class A Common Stock issued pursuant to any Eligible Warrant; provided that the Protective Warrants are exercisable only upon the issuance of shares of Class A Common Stock pursuant to exercise of any Eligible Warrants and with respect to the number of shares equal to ten percent of the number of shares so issued. The price per share upon each exercise of the Protective Warrants is a price (the "Market Price") calculated as the average of specified market prices of the Class A Common Stock over 30 consecutive business days ending within 15 days of the event giving rise to exercise.

      Under the Option Agreement, the exercise by Hayward of its rights thereunder upon each release of shares from escrow to Mr. Kingstone is at a price per share calculated as the average of specified market prices of the Class A Common Stock over 30 consecutive business days prior to Hayward's notice of exercise.

      At Closing, Hayward and the Corporation also entered into a Registration Rights Agreement dated September 25, 1996, under which the Corporation is obligated, at appropriate specified times, to register, under the Securities Act, the offer and sale of the Shares, and also of any shares of Class A Common Stock acquired by Hayward under the Protective Warrants, the Initial Warrants and the Option Agreement. Hayward also has the right to participate in other registrations effected by the Corporation, subject to customary underwriters' cut-back provisions.

      Except as stated in response to this Item 6, neither Hayward nor, to the best of the knowledge of Hayward, any of the persons listed in Annex 1, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

Exhibit A -  Stock Purchase Agreement dated September 25, 1996 between the Corporation and Hayward.

Exhibit B -  Warrant Certificate dated September 25, 1996 issued by the Corporation to Hayward

Exhibit C -  Warrant Certificate dated September 25, 1996 issued by the Corporation to Hayward

Exhibit D -  Registration Rights Agreement dated September 25,
              1996 issued between the Corporation and Hayward

Exhibit E -  Option Agreement dated September 25, 1996  between
              Hayward and Brett Kingstone.

                                  SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.


Dated: October 3, 1996                HAYWARD INDUSTRIES, INC.



                                      By s/Anthony T. Castor
                                        --------------------------
                                         Anthony T. Castor, III
                                         President

                                                                     Annex 1

                                                                   Principal Occupation,
Name and Business                                                  Employer and Address
or Residence Address       Citizenship      Position with Hayward  of Employer
--------------------       -----------      ---------------------  ---------------------
Oscar Davis                United States    Chairman of the Board  Chairman of the Board
Hayward Industries, Inc.    of America       and Director          Hayward Industries, Inc.
900 Fairmount Avenue                                               900 Fairmount Avenue
Elizabeth, NJ 07207                                                Elizabeth, NJ 07207

Anthony T. Castor, III     United States    President and Chief    President and Chief
Hayward Industries, Inc.    of America       Executive Officer     Executive Officer and
900 Fairmount Avenue                         and Director           Director
Elizabeth, NJ 07207                                                Hayward Industries, Inc.
                                                                   900 Fairmount Avenue
                                                                   Elizabeth, NJ 07207

Robert Davis               United States    Vice President-        President
Hayward Industrial          of America       Industrial and        Hayward Industrial
 Products, Inc.                              Director               Products, Inc.
900 Fairmount Avenue                                               900 Fairmount Avenue
Elizabeth, NJ 07207                                                Elizabeth, NJ 07207

Wayne P. Wilson            United States    Vice President-        Vice President-
Hayward Industries, Inc.    of America       Corporate Affairs      Corporate Affairs
900 Fairmount Avenue                                               Hayward Industries, Inc.
Elizabeth, NJ 07207                                                900 Fairmount Avenue
                                                                   Elizabeth, NJ 07207

Bruce S. Fisher            United States    Vice President-        Vice President-
Hayward Industries, Inc.    of America       Pool Products          Pool Products
900 Fairmount Avenue                                               Hayward Industries, Inc.
Elizabeth, NJ 07207                                                900 Fairmount Avenue
                                                                   Elizabeth, NJ 07207

Stanley E. Erman           United States    Vice President-        Vice President-
Hayward Industries, Inc.    of America       Operations             Operations
900 Fairmount Avenue                                               Hayward Industries, Inc.
Elizabeth, New Jersey 07207                                        900 Fairmount Avenue
                                                                   Elizabeth, NJ 07207

Reuven Har-Even            United States    Chief Financial        Vice President-
Hayward Industries, Inc.    of America       Officer                Finance
900 Fairmount Avenue                                               Hayward Industries, Inc.
Elizabeth, NJ 07207                                                900 Fairmount Avenue
                                                                   Elizabeth, NJ 07207

Edward C. Teter            United States    Vice President-        Vice President-
Hayward Industries, Inc.    of America       Technology & Quality   Technology & Quality
900 Fairmount Avenue                                               Hayward Industries, Inc.
Elizabeth, NJ 07207                                                900 Fairmount Avenue
                                                                   Elizabeth, NJ 07207

James D. Krugman           United States    Director               Partner
Krugman, Chapnick &         of America                             Krugman, Chapnick &
 Grimshaw                                                           Grimshaw
Park 80 West - Plaza Two                                           Park 80 West -
Saddle Brook, NJ 07663                                              Plaza Two
                                                                   Saddle Brook, NJ 07663

Sidney A. Lewis            United States    Director               Retired
28 Parkside                 of America
Upper Montclair, NJ 07043

                              INDEX TO EXHIBITS

Exhibit A -  Stock Purchase Agreement dated
             September 25, 1996 between the
             Corporation and Hayward

Exhibit B -  Warrant Certificate dated
             September 25, 1996 issued
             by the Corporation to Hayward

Exhibit C -  Warrant Certificate dated
             September 25, 1996 issued
             by the Corporation to Hayward

Exhibit D -  Registration Rights Agreement
             dated September 25, 1996 issued
             between the Corporation and Hayward

Exhibit E -  Option Agreement dated September
             25, 1996 between Hayward and
             Brett Kingstone